Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

December 13, 2007

Securities and Exchange Commi
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the December 13, 2007 news release, December 2007 Cash Distribution.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

enc.
/hm

Superior Plus

NEWS

TSX:SPF.UN
Calgary, December 13, 2007

For Immediate Release

December 2007 Cash Distribution

December 2007 Cash Distribution - $0.13 per Trust Unit
Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of December 2007 of $0.13 per trust unit payable on January 15, 2008. The record date is December 31, 2007 and the ex-distribution date will be December 27, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. The final tax components will be confirmed after year-end during the tax reporting season. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP
The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About Superior Plus and the Fund
Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	87.3 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

END